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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.

                   For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.

    For the transition period from                to
                                  ----------------  ------------------
                          Commission file number 0-11402

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               TELXON CORPORATION
                        1995 EMPLOYEE STOCK PURCHASE PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               TELXON CORPORATION
                                1000 SUMMIT DRIVE
                             CINCINNATI, OHIO 45150



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                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Index to Financial Statements
                                                                   Page(s)
                                                                   -----


Report of Independent Accountants                                    2-3

Statements of Financial Condition
  as of December 31, 1999 and 1998                                    4

Statements of Operations and Changes
  in Participants' Equity for the years
  ended December 31, 1999, 1998 and 1997                              5

Notes to Financial Statements                                        6-8

Consent of Independent Accountants                                    9

Signature                                                            10



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                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Compensation Committee of the Board of Directors of Telxon Corporation and Participants of the Telxon Corporation 1995 Employee Stock Purchase Plan:

We have audited the accompanying statement of financial condition of the Telxon Corporation 1995 Employee Stock Purchase Plan (the "Plan") as of December 31, 1999, and the related statement of operations and changes in participants' equity for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1999, and the changes in its financial status for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
   ARTHUR ANDERSEN LLP



Cleveland, Ohio,
  March 16, 2000.



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                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Compensation Committee of the Board of Directors of Telxon Corporation and Participants of the Telxon Corporation 1995 Employee Stock Purchase Plan:

In our opinion, the accompanying statement of financial condition and the statements of operations and changes in participants' equity present fairly, in all material respects, the financial position of the Telxon Corporation 1995 Employee Stock Purchase Plan (the "Plan") at December 31, 1998 and the results of its operations and changes in its participants' equity for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers  LLP
    PRICEWATERHOUSECOOPERS  LLP



Cleveland, Ohio,
  March 29, 2000.



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                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                        Statements of Financial Condition
                        as of December 31, 1999 and 1998


                                                     1999           1998
                                                     ----           ----
ASSETS
Employer account receivable                       $279,425        $367,636

Employer contribution receivable                    44,129          60,822
                                                  --------        --------

                  Total assets                    $323,554        $428,458
                                                  ========        ========


LIABILITIES AND PARTICIPANTS' EQUITY

Payable for stock purchases                       $294,196        $405,483

Amounts due to former participants                  24,378           2,349

Residual participant contributions                   4,980          20,626
                                                  --------        --------

                  Total liabilities                323,554         428,458

Participants' equity                                    --              --
                                                  --------        --------

                  Total liabilities and
                    participants' equity          $323,554        $428,458
                                                  ========        ========


    The accompanying notes are an integral part of the financial statements.



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                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

          Statements of Operations and Changes in Participants' Equity for the years ended December 31, 1999, 1998 and 1997



                                                  1999       1998       1997
                                                  ----       ----       ----

Participant contributions                     $ 843,366    $876,175   $  774,569
Employer contributions                          130,082     146,131      129,807
                                              ---------    --------   ----------

         Total additions                        973,448   1,022,306      904,376
                                              ---------    --------   ----------

Stock purchases                                 867,431     974,206      865,386
Participant withdrawals                         101,037      27,474       37,910
Residual contribution amounts
  reserved for participants                       4,980      20,626        1,080
                                              ---------    --------   ----------

         Total deductions                       973,448   1,022,306      904,376
                                              ---------    --------   ----------

         Net additions                               --          --           --


Participants' equity, beginning of period            --          --           --
                                              ---------   ---------   ----------

Participants' equity, end of period           $      --   $      --    $      --
                                              =========   =========   ==========

    The accompanying notes are an integral part of the financial statements.



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                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Notes to Financial Statements


1.       DESCRIPTION OF THE PLAN:

         The following description of the Telxon Corporation 1995 Employee Stock Purchase Plan, as amended (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

         GENERAL

         The Plan is an employee stock purchase plan that allows participants to purchase whole shares of Telxon Common Stock ("Stock") through payroll deductions. The Plan's fiscal year is divided into two, six-month periods ("Payment Periods"). The Payment Periods are January 1 to June 30 and July 1 to December 31 and represent the periods during which participants' payroll deductions are accumulated. At the end of each Payment Period, the participants' accumulated payroll deductions are used to purchase whole shares of Stock. The shares are purchased for an amount equal to 85% of the lesser of (1) the closing price of a share of Stock on the first trading day of the Payment Period and (2) the closing price of a share of Stock on the last trading day of the Payment Period ("Option Price").

         The Plan, which was approved by Telxon Corporation's (the "Company's") stockholders at their August 31, 1995 meeting, authorized the sale of up to 500,000 unissued or treasury shares of Stock to participants through the Plan. At December 31, 1999, the participants had purchased 237,686 whole shares of Stock since the Plan's inception and had accumulated payroll deductions during the July 1, 1999 to December 31, 1999 Payment Period sufficient to purchase 33,384 whole shares of Stock subsequent to December 31, 1999, leaving 228,930 whole shares of Stock available for future purchases by Plan participants.

         The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as ERISA).

         ELIGIBILITY

         All full-time employees of the Company or any of its participating subsidiaries who have completed 12 months of continuous employment and all part-time employees of the Company or its participating subsidiaries who satisfy certain service requirements and who have completed 12 months of continuous employment are eligible to participate in the Plan. Eligible employees may only enroll in the Plan at the beginning of a Payment Period.

         STOCK PURCHASES

         On the last trading day of each Payment Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Payment Period. Purchased shares of Stock are then issued by the Company and transferred to a brokerage account outside of the Plan in the name of the participant.

         PARTICIPANT CONTRIBUTIONS

         Participants may elect to have 1% to 15% of their "Covered Compensation" (as defined in the Plan and limited to $150,000 per fiscal year) deducted on an after-tax basis for the purchase of Stock at an annual limit of $25,000 per calendar year. Participants may only change their deduction percentages at the beginning of a Payment Period. No interest accrues or is paid on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees'



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         payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Payment Period in accordance with the Plan.

         Any accumulated contribution amount that is insufficient to purchase a whole share of Stock at the end of a Payment Period is carried forward and applied to the purchase of whole shares of Stock in future Payment Periods or refunded to the participant upon withdrawal from the Plan. Such amounts are recorded as the liability "Residual participant contributions" at December 31, 1999 and 1998.

         EMPLOYER CONTRIBUTIONS

         The 15% discount from market value granted to Plan participants on the purchase of whole shares of Stock at the end of each Payment Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $130,082, $146,131, and $129,807 for the years ended December 31, 1999, 1998 and 1997, respectively.

         PARTICIPANT REFUNDS

         Plan participants may withdraw from the Plan at any time by properly notifying the Company. However, a participant's accumulated payroll deductions prior to withdrawal from the Plan will continue to be applied toward the purchase of whole shares of Stock on the last trading day of the Payment Period.

         Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Payment Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee's death, to his or her estate.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time. The Plan will also terminate when all or substantially all of the shares of Stock reserved for the purposes of the Plan (initially 500,000 shares) have been purchased. Upon termination of the Plan, all payroll deductions not used to purchase Stock would be refunded to Plan participants.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting.

         ADMINISTRATIVE EXPENSES

         The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan amounted to approximately $18,000, $18,000 and $19,000 for the years ended December 31, 1999,
         1998 and 1997, respectively.

         ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Since actual results could differ from those estimates, management revises its estimates and assumptions as better or new information becomes available.



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3.       INCOME TAX STATUS:

         The Plan fulfills the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will recognize no income, and the Company will be entitled to no deduction, for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases whole shares of Stock under the Plan.

4.       SUBSEQUENT EVENT:

         Plan participants' accumulated payroll deductions for the Payment Period ended December 31, 1999 amounted to $279,425, and have been recorded as an amount receivable from the Company at December 31, 1999. Subsequent to year end, $250,067 of these accumulated deductions were used to purchase 33,384 whole shares of Stock which were issued to participants in January 2000. As of the Option Price date, the 33,384 whole shares of Stock purchased subsequent to year end had a market value of $294,196, which has been recorded as the liability "Payable for stock purchases" at December 31, 1999.



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                       CONSENT OF INDEPENDENT ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated March 16, 2000 included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 (No. 33-62957).


                                                 /s/ Arthur Andersen LLP

                                                 ARTHUR ANDERSEN LLP


Akron, Ohio
March 30, 2000




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                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Telxon Corporation Board of Directors, the administrator of the Telxon Corporation 1995 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 30, 2000
Telxon Corporation
1995 Employee Stock Purchase Plan



                                         TELXON CORPORATION
                                         1995 EMPLOYEE STOCK PURCHASE PLAN

                                         /s/ Margaret E. Pais
                                         Margaret E. Pais, Vice President,
                                         Human Resources/Administration




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